FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of August, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Hanson PLC

2. Reason for the notification (Yes/No)

An acquisition or disposal of voting rights                               YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify) :

3. Full name of person(s) subject to the notification obligation:

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

Credit Suisse Securities (Europe) Limited,
Credit Suisse International,
Credit Suisse Investment Banking Division

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

03.08.07

6. Date on which issuer notified:

07.08.07

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible       Situation previous to the Triggering transaction
using the ISIN CODE
                                  Number of shares                   Number of voting Rights

ORD-
GB0033516088                      29,180,863                        29,180,863

Resulting situation after the triggering transaction

Class/type of shares if     Number of shares   Number of voting rights   % of voting rights
possible using the ISIN
CODE
                                               Direct       Indirect     Direct   Indirect

ORD-
GB0033516088                27,672,430         27,672,430    N/A         3.88%     N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of         Expiration Date    Exercise/Conversion    Number of voting rights      % of voting rights
financial                          Period/ Date           that may be acquired if the
instrument                                                instrument is exercised/
                                                          converted.

Total (A+B)
Number of voting rights        % of voting rights

27,672,430                     3.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited and Credit Suisse International are
part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:                            Glenda Burford

15. Contact telephone number:                +44207888 3599

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 07, 2007